Exhibit 4.30

LEASE AMENDMENT #189099

LEASE AMENDMENT ("Agreement") made as of November 1, 2005, between NEVADA LAND AND RESOURCE COMPANY, LLC, a Nevada Limited Liability Company (hereinafter "NLRC"), and NORAMEX CORP. a Nevada corporation, (hereinafter Lessee").

RECITALS:

NLRC is the Lessor and NORAMEX CORPORATION is the Lessee under that certain Geothermal Lease, dated August 1, 2004, and designated in the files of NLRC as Contract No. 189099, relating to use of Premises situated in the Counties of Churchill and Washoe, State of Nevada, (the “Premises”). Said contract, together with any and all modifications, supplements and amendments thereto, whether or not referred to above, being hereinafter called the “Lease”.

Lessor and Lessee desire to further amend the aforementioned Lease, effective November 1, 2005, upon the terms and conditions hereinafter set forth.

AGREEMENT

1.

That section 4.2.1 of the Lease is deleted and replaced with the following:

“4.2.1 Production of Electrical Energy. The Royalty rate for the use of Geothermal Resources to produce electrical energy shall be three and one-half percent (3.5%) of the gross revenues from the availability, sale or use of electricity from an electrical power generating plant built on or utilizing Geothermal Resources from the Property, including revenues for bonuses, capacity or any other purpose arising from or relating to Lessee's production of Geothermal Resources or the generation of electrical energy on the Property. For greater certainty, in the event that other lands are pooled or unitized with all or any portion of the Property, then the Royalty rate for electrical production attributable to the Property shall remain unchanged at three and one-half percent (3.5%), and shall not be blended or otherwise affected by the royalty rates applicable to other lands that are pooled or unitized with the Property.”

2.

Except as herein amended and supplemented, the Lease shall remain unchanged and continue in full force and effect as written,

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, in duplicate, as of the day and year first written above.

NEVADA LAND AND RESOURCE
COMPANY, LLC

Per:	/s/ Dorothey Timian-Palmer
Name: Dorothy Timian-Palmer
Title: Chief Operating Officer
I/We have the authority to bind the corporation

NORAMEX CORP.

Per:	/s/ Brian Fairbank
Name: Brian Fairbank
Title: President
I/We have the authority to bind the corporation